Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer
(as defined below) is made only by the Offer to Purchase, dated May 15, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to
(nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “ blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

P.F. Chang’s China Bistro, Inc.

at

$51.50 Net Per Share

by

Wok Acquisition Corp.

an indirect wholly-owned subsidiary

of

Wok Parent LLC

Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON JUNE 12, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into P.F. Chang’s (the “Merger”) with P.F. Chang’s continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by P.F. Chang’s, Parent, Purchaser or any subsidiary of P.F. Chang’s or Parent, including Purchaser, which Shares will automatically be cancelled and retired and will cease to exist without any consideration being paid in exchange for such Shares or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will automatically be cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the satisfaction of the Financing Proceeds Condition (as described in the Offer to Purchase) and (iii) the expiration or termination of any waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Minimum Condition requires that the number of Shares that has been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any Shares then owned, directly or indirectly, by Purchaser, Parent and its subsidiaries, collectively represent at least 83% of the Shares then outstanding. The Offer also is subject to other conditions set forth in the Offer to Purchase (each an “Offer Condition”). See Section 15 of the Offer to Purchase.

        The Board of Directors of P.F. Chang’s (i) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of the Company and its stockholders, (iii) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (iv) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (v) authorized and approved the top-up option (including the consideration to be paid upon exercise thereof) and the issuance of the top-up option shares thereunder, and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the Delaware General Corporation Law.

The Merger Agreement provides that if at any scheduled expiration of the Offer, any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement, waived, Purchaser will extend the Offer for one or more periods, in consecutive increments of up to ten (10) business days, each as determined by Parent, in its sole discretion, or for such longer period as Parent and P.F. Chang’s may otherwise agree, to permit such Offer Condition to be satisfied. In no event, however, is Purchaser obligated to extend the Offer past October 31, 2012 (the “Outside Date”) or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date (as described in the Offer to Purchase). The term “Expiration Date” means 12:00 midnight, New York City time, at the end of June 12, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Under the Merger Agreement, Purchaser will extend the Offer to 12:00 midnight, New York City time, at the end of June 15, 2012, in the event that P.F. Chang’s has engaged in discussions or negotiations with a qualified bidder that has made a qualified acquisition proposal during the “go-shop” period set forth in the Merger Agreement. Also under the Merger Agreement, the Offer will be extended on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or of the NASDAQ Global Select Market applicable to the Offer.

The Merger Agreement also provides that if, after the expiration of the Offer and acceptance of the Shares validly tendered and not properly withdrawn in the Offer, all of the Offer Conditions have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by Purchaser) but the number of Shares validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Parent or any subsidiary of Parent, is less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, commence a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and one or more extensions thereof.

Parent and Purchaser have agreed in the Merger Agreement that, without the prior written consent of P.F. Chang’s, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) add to the Offer Conditions or amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to the holders of Shares in any respect, or (vii) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parent and Purchaser may choose to make any public announcement, Parent and Purchaser currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent’s or Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on Parent’s and Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

        In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 14, 2012, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owner and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

P.F. Chang’s provided Purchaser with P.F. Chang’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on P.F. Chang’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (866) 300-8594

pfcb@georgeson.com

May 15, 2012